UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-A/A
(Amendment No. 1)
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
HUBBELL INCORPORATED
(Exact Name of Registrant as Specified in its Charter)

CONNECTICUT	06-0397030
(State or other jurisdiction of Incorporation or Organization)	(IRS Employer Identification Number)

584 Derby Milford Road
Orange, Connecticut	06477-0589
(Address of Principal Executive Offices)	(Zip Code)
     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box: ☑
     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box: ☐
Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which
to be so Registered	Each Class is to be Registered

Series A Junior Participating Preferred Share Purchase Rights	New York Stock Exchange, Inc.

Series B Junior Participating Preferred Share Purchase Rights	New York Stock Exchange, Inc.
Securities to be registered pursuant to Section 12(g) of the Act:
NONE

Item 1. Description of Registrant’s Securities to Be Registered
Item 2. Exhibits
SIGNATURE

AMENDMENT NO. 1 TO FORM 8-A
     On December 17, 2008, following approval of its Board of Directors (the “Board”), Hubbell Incorporated (the “Registrant”) entered into an Amended and Restated Rights Agreement, dated as of December 17, 2008, between the Registrant and Mellon Investor Services LLC, as Rights Agent (the “Amended and Restated Rights Agreement”). The Amended and Restated Rights Agreement amends and restates the Rights Agreement, dated as of December 9, 1998, as amended (the “Original Agreement”) between the Registrant and ChaseMellon Shareholder Services, L.L.C. in order to make certain changes to the Original Agreement and the Series A Junior Participating Preferred Share Purchase Rights and Series B Junior Participating Preferred Share Purchase Rights provided for therein. The undersigned Registrant hereby amends and restates the following items, exhibits or other portions of its Registration Statement on Form 8-A filed with the Securities and Exchange Commission (the “SEC”) on December 17, 1998 for its Series A Junior Participating Preferred Share Purchase Rights and Series B Junior Participating Preferred Share Purchase Rights as follows:
Item 1. Description of Registrant’s Securities to Be Registered.
History of the Rights
     On December 2, 2008, the Board determined to extend the Original Agreement to a final expiration date of December 31, 2018. The Registrant accordingly entered into the Amended and Restated Rights Agreement. In connection with this extension, certain technical amendments were made to the Original Agreement to conform to current practice, including (1) an amendment to the Notices provision in Section 26 to provide that prior to the Distribution Date (as defined below) a filing by the Registrant with the SEC shall constitute sufficient notice to holders of securities of the Registrant, including the Rights (as defined below), for purposes of the agreement and (2) an amendment to the definition of “beneficial ownership” in the Original Agreement and a new definition of “right to acquire” to clarify that
•	the definition of “right to acquire” securities includes rights to acquire securities indirectly or directly and even if such right is exercisable only after compliance with regulatory requirements, fulfillment of a condition or otherwise;

•	a person will be deemed the beneficial owner of securities it has a right to acquire, regardless of whether the agreement, arrangement or understanding providing the right to acquire is in writing or oral; and

•	a person will be deemed the beneficial owner of securities it has a right to acquire pursuant to the power to revoke a trust, discretionary account or similar arrangement, pursuant to the power to terminate a repurchase or similar so-called “stock borrowing” agreement or arrangement, or pursuant to the automatic termination of a trust, discretionary account or similar arrangement.
No other substantive amendments were made.

     The principal terms of the Amended and Restated Rights Agreement are summarized below and the descriptions in this Registration Statement are subject to, and are qualified in their entirety by, the Amended and Restated Rights Agreement attached hereto as Exhibit 4.1 to this Registration Statement.
Summary of the Rights
     On December 9, 1998, the Board of the Registrant declared a dividend of (i) one preferred share purchase right (a “Class A Right”) on each outstanding share of Class A common stock, $0.01 par value per share (the “Class A Common Stock”), of the Registrant to stockholders of record as of the close of business on December 21, 1998 (the “Record Date”), each Class A Right representing the right to purchase one one-thousandth (subject to adjustment) of a share of the Series A Junior Participating Preferred Stock, without par value (the “Series A Preferred Stock”), of the Registrant and (ii) one preferred share purchase right (a “Class B Right” and, collectively with Class A Rights, the “Rights”) on each outstanding share of Class B common stock, $0.01 par value per share (the “Class B Common Stock” and, collectively with the Class A Common Stock, the “Common Stock”), of the Registrant to stockholders of record as of the close of business on the Record Date, each Class B Right representing the right to purchase one one-thousandth (subject to adjustment) of a share of the Series B Junior Participating Preferred Stock, without par value (the “Series B Preferred Stock” and, collectively with the Series A Preferred Stock, the “Preferred Stock”), of the Registrant.
     Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (with certain exceptions, an “Acquiring Person”) have acquired beneficial ownership of 20% or more of the outstanding shares of Class A Common Stock and (ii) 10 business days (or such later date as may be determined by action of the Board prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer (other than a “permitted tender offer” (as such term is described below)) or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the outstanding shares of Class A Common Stock (the earlier of such dates being called the “Distribution Date”), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate together with a summary of the Rights.
     The Roche Trust and the Hubbell Trust (collectively, the “Trusts”) will not be deemed Acquiring Persons by reason of either Trust or both Trusts owning over 20% of the Class A Common Stock. This grandfathering protection would be extended to purchases by either Trust from the other Trust of any or all shares held by the other Trust as of December 17, 2008. If either Trust purchases Class A Common Stock from a person other than the other Trust, the Trust purchasing such shares will lose its right to buy shares from the other Trust without becoming an Acquiring Person. The Trust which did not purchase shares in the open market may continue to purchase shares from the Trust that did purchase shares in the open market, provided that the shares purchased do not exceed the number of shares held by the selling Trust as of December 17, 2008. The Trusts may also purchase shares pursuant to a “permitted tender offer”, as described below.

     A person or group of affiliated or associated persons will be deemed to make a “permitted tender offer” if such person or group of affiliated or associated persons makes a fully financed, all-cash tender offer for all outstanding shares of both Class A Common Stock and Class B Common Stock at the same price per share for each class that is accepted, or is conditioned upon the acceptance, by holders of at least two-thirds of each of the Class A Common Stock and Class B Common Stock (other than those shares held by the person making the tender offer).
     The Amended and Restated Rights Agreement provides that, until the Distribution Date (or earlier redemption, exchange, termination or expiration of the Rights), the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier redemption, exchange, termination or expiration of the Rights), new Common Stock certificates issued after the close of business on the Record Date upon transfer or new issuances of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption, exchange, termination or expiration of the Rights), the surrender for transfer of any certificates for shares of Common Stock outstanding as of the Record Date, with or without such notation or a copy of the summary of Rights, will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate registered in the names of the holders thereof, and transferable only in connection with the transfer of Common Stock. As soon as practicable after the Distribution Date, the Registrant will prepare and execute, the Rights Agent will countersign and the Registrant will send or cause to be sent (and the Rights Agent will, if requested, send) separate certificates evidencing the Class A Rights (“Class A Right Certificates”) and Class B Rights (“Class B Right Certificates” and, collectively with the Class A Right Certificates, the “Right Certificates”) by first-class, insured, postage-prepaid mail, to each holder of record of Class A Common Stock and Class B Common Stock respectively, other than by any Acquiring Person or any associate or affiliate of an Acquiring Person, as of the close of business on the Distribution Date, at the address of such holder shown on the records of the Registrant and in substantially the form of Exhibits C and D to the Amended and Restated Rights Agreement. As of the Distribution Date, such separate Right Certificates alone will evidence the Rights.
     The Rights are not exercisable until the Distribution Date. The Rights will expire on December 31, 2018 (the “Final Expiration Date”), unless the Final Expiration Date is advanced or extended or unless the Rights are earlier redeemed or exchanged by the Registrant.
     The purchase price payable, and the number of one one-thousandths of a share of Series A Preferred Stock or Series B Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Series A Preferred Stock or Series B Preferred Stock of certain rights or warrants to subscribe for or purchase Series A Preferred Stock or Series B Preferred Stock at a price, or securities convertible into Series A Preferred Stock or Series B Preferred Stock with a conversion price, less than the then-current market price of the Series A Preferred Stock or Series B Preferred Stock or (iii) upon the distribution to holders of the Series A Preferred Stock or Series B Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Series A Preferred Stock or Series B Preferred Stock) or of subscription rights or warrants (other than those referred to above).

     The number of outstanding Rights are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.
     Shares of Series A Preferred Stock or Series B Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Series A Preferred Stock or Series B Preferred Stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of $10.00 per share but will be entitled to an aggregate dividend of 1,000 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Series A Preferred Stock or Series B Preferred Stock will be entitled to a minimum preferential liquidation payment of $100 per share (plus any accrued but unpaid dividends) but will be entitled to an aggregate payment of 1,000 times the payment made per share of Class A Common Stock or Class B Common Stock, respectively. Each share of Series A Preferred Stock will have 20,000 votes and each share of Series B Preferred Stock will have 1,000 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation, transfer of assets or earning power or other transaction in which shares of Common Stock are converted or exchanged, each share of Series A Preferred Stock or Series B Preferred Stock will be entitled to receive 1,000 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.
     Because of the nature of the Series A Preferred Stock’s and Series B Preferred Stock’s dividend, liquidation and voting rights, the value of the one one-thousandth interest in a share of Series A Preferred Stock and Series B Preferred Stock, respectively, purchasable upon exercise of each Class A Right and Class B Right, respectively, should approximate the value of one share of Class A Common Stock and Class B Common Stock, respectively.
     In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person or any affiliate or associate of any Acquiring Person (which will thereupon become void), will thereafter have the right to receive, upon exercise of a Right at the then-current exercise price of the Right, that number of shares of Common Stock having a market value of two times the exercise price of the Right.
     In the event that, after a person or group of affiliated or associated persons has become an Acquiring Person, the Registrant shall consolidate or merge with any other person or enter into any other business combination transaction, or 50% or more of the consolidated assets or earning power of the Registrant or one or more of its subsidiaries (taken as a whole) are sold, then upon the first occurrence of such event, proper provision will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person or an affiliate or associate of an Acquiring Person which will have become void) will thereafter have the right to receive, upon the exercise thereof at the then-current exercise price of the Right, that number of shares of common stock of the person with whom the Registrant has engaged in the foregoing transaction (or its parent), which number of shares at the time of such transaction will have a market value of two times the exercise price of the Right.

     At any time after any person or group of affiliated or associated persons becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of either the outstanding shares of Common Stock, the outstanding shares of Class A Common Stock or the occurrence of an event described in the prior paragraph, the Board of the Registrant may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, for shares of Class A Common Stock or Class B Common Stock, as the case may be, or Series A Preferred Stock or Series B Preferred Stock, as the case may be (or a series of the Registrant’s preferred stock having equivalent rights, preferences and privileges), at an exchange ratio of one share of Class A Common Stock or Class B Common Stock, as the case may be, or one one-thousandth of a share of Series A Preferred Stock or Series B Preferred Stock, as the case may be (or of a share of a class or series of the Registrant’s preferred stock having equivalent rights, preferences and privileges), per Class A Right or Class B Right, as the case may be (subject to adjustment).
     With certain exceptions, no adjustment in the Purchase Price (as defined in the Amended and Restated Rights Agreement) will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Preferred Stock or Common Stock will be issued (other than fractions of Preferred Stock which are integral multiples of one one-thousandth of a share of Preferred Stock, which may, at the election of the Registrant, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Series A Preferred Stock or Series B Preferred Stock, as the case may be, or the Class A Common Stock or Class B Common Stock on the last trading day prior to the date of exercise.
     At any time prior to the time an Acquiring Person becomes such, the Board of the Registrant may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the “Redemption Price”). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of the Rights will be to receive the Redemption Price.
     For so long as the Rights are redeemable, the Registrant may, except with respect to the Redemption Price, amend the Amended and Restated Rights Agreement in any manner. After the Rights are no longer redeemable, the Registrant may, except with respect to the Redemption Price, amend the Amended and Restated Rights Agreement in any manner that does not adversely affect the interests of the holders of the Rights.
     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Registrant, including, without limitation, the right to vote or to receive dividends.
     A copy of the Amended and Restated Rights Agreement specifying the terms of the Rights has been filed with the SEC as Exhibit 4.1 to a Current Report on Form 8-K filed on December 17, 2008. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated Rights Agreement, which is incorporated herein by reference.

Item 2. Exhibits.

Exhibit No.	Description
4.1	Amended and Restated Rights Agreement, dated as of December 17, 2008, between the Registrant and Mellon Investor Services LLC, as Rights Agent (incorporated by reference to Exhibit 4.1 of the Registrant’s Current Report on Form 8-K filed on December 17, 2008).

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

HUBBELL INCORPORATED
By:	/s/ David G. Nord
	Name:	David G. Nord
	Title:	Senior Vice President and Chief Financial Officer
Dated: December 17, 2008

7